SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ____________

Commission file number 0-7154

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation

One Quaker Park

901 Hector Street

Conshohocken, PA 19428

Quaker Chemical Corporation

Retirement Savings Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of the

Quaker Chemical Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 26, 2003

Quaker Chemical Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2002		2001
Investments, at fair value
Registered investment companies:
Columbia Small Cap Fund, Inc.	$812,637		$989,123
Vanguard 500 Index Fund	7,705,796	*	9,628,883	*
Vanguard Balanced Index Fund	364,512		221,946
Vanguard Extended Market Index Fund	43,903		37,516
Vanguard International Growth Fund	284,611		260,806
Vanguard Total Bond Market Index Fund	3,405,827	*	2,839,503	*
Vanguard U.S. Growth Fund	730,199		798,675
Vanguard Windsor II Fund	490,974		392,894

	13,838,459		15,169,346

Vanguard Retirement Savings Trust	3,999,761	*	3,349,859	*
Quaker Chemical Corporation Stock Fund #	2,033,859	*	1,568,157	*
Participant Loans	358,685		441,269
Vanguard Brokerage Option
Common Stock	6,040		—
Registered Investment Companies	25,534		—

Total investments	20,262,338		20,528,631

Liabilities
Vanguard Brokerage Option
Due to broker for securities purchased	6,040		—

Net assets available for benefits	$20,256,298		$20,528,631

*Represents 5% or more of net assets available for benefits.

#A portion of this investment option is nonparticipant-directed.

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation

Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001
Additions
Investment income:
Interest and dividend income, investments	$574,533	$553,834
Interest income, participant loans	33,787	28,967
Net depreciation in fair value of investments	(2,786,133)	(1,844,707)

	(2,177,813)	(1,261,906)

Contributions:
Employer	532,843	480,527
Participant	2,487,162	1,697,591

	3,020,005	2,178,118

Total additions	842,192	916,212

Deductions
Payment of benefits	1,114,525	1,851,673

Total deductions	1,114,525	1,851,673

Net decrease	(272,333)	(935,461)
Net assets available for plan benefits:
Beginning of year	20,528,631	21,464,092

End of year	$20,256,298	$20,528,631

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”). The Plan is administered by the Pension Committee appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company and those designated as AC Products, Inc. (“AC”) participants are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement.

Effective March 1, 2002, the Company acquired United Lubricants Corporation (“ULC”) and amended the Plan to allow ULC employees to begin participating on January 1 or July 1 after completing 1 year of service and attaining age 21. ULC employees who met these requirements as of March 1, 2002 became participants on March 1, 2002.

Contributions

Participants may elect to contribute on a pre-tax basis any whole percentage of their compensation, up to 15%, during the year. The Company matches 50% of each participant’s contribution, except for those participants designated by the Company as AC participants, up to 6% of compensation; 50% of the Company match will be allocated to the Quaker Chemical Corporation Stock Fund (the “Company Stock Fund”) and 50% will be allocated to the investment options selected by each participant; and upon reaching age 50, participants may reallocate balances in the Company Stock Fund to other available investments options within the Plan.

Effective March 13, 2002, the Company approved an amendment to the Plan such that the Company will match 25% of each ULC participant’s contribution, up to 6% of compensation. ULC participants will not be eligible to receive Company matching contributions unless the participant (1) is an active employee of the Company on the last day of the year, (2) terminated employment with the Company during the year on the participant’s retirement date or on account of death, or (3) incurred a total and permanent disability during the year. A ULC participant’s Company match will be invested in the Company Stock Fund only if the ULC participant so directs.

The Company’s Board of Directors reserves the right to make future discretionary contributions. No discretionary contributions will be made on behalf of or allocated to the account of AC participants. Effective March 13, 2002, no discretionary contributions will be made on behalf of or allocated to the account of participants designated by the Company as ULC participants.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.

Participant Loans

Participants may borrow from their fund accounts an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan may not exceed five years. Interest rates at December 31, 2002 range from 5.75% to 10.50%.

Payment of Benefits

Upon separation of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s account or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of his or her account through a lump-sum distribution.

Vesting

Participants, except for participants designated by the Company as ULC participants, are fully vested in all Company and employee voluntary contributions plus actual earnings upon entering the Plan. Effective March 13, 2002, Company contributions made to the accounts of ULC participants shall vest according to the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Forfeitures

As of the last day of each Plan year, any forfeited amounts shall, in the discretion of the Company, be used to reduce future Company matching contributions or pay any administrative expenses of the Plan. At December 31, 2002 and 2001, forfeited non-vested amounts totalled $741 and $705 respectively. In 2002 and 2001, no forfeited non-vested accounts were used to offset Company contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their employer contributions.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust (a collective trust) are valued at net asset value at year-end. The Company Stock Fund is valued at the year-end unit closing prices (comprised of year-end market price plus uninvested cash position). Shares of common stock held in the brokerage account are valued at quoted market prices, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – NONPARTICIPANT-DIRECTED INVESTMENTS

The Company directs a portion of its matching contribution to the Company Stock Fund. Information about the net assets and components of the changes in net assets relating to the nonparticipant-directed portion of this Company Stock Fund is as follows:

	As of December 31,
	2002	2001
Net Assets:
Company Stock Fund	$629,835	$337,198

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

	Year Ended December 31,
	2002	2001
Changes in Net Assets:
Interest & dividend income	$17,609	$8,053
Net appreciation	55,189	47,957
Contributions	262,560	260,495
Distributions	(42,721)	(30,384)

	$292,637	$286,121

NOTE 4 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 – INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2002	2001
Registered investment companies	$(2,995,768)	$(1,986,657)
Common stock	209,635	141,950

	$(2,786,133)	$(1,844,707)

NOTE 6 – PLAN EXPENSES

Substantially all administrative expenses, including audit fees, are paid by the Company.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 12, 2002 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). Although the Plan has subsequently been amended since receiving the determination letter, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – SUBSEQUENT EVENTS

Effective January 1, 2003, the Plan was amended as follows:

■	Participants may elect to contribute any whole percentage of their compensation, up to 50%, during the year.

■	Upon completing 1 year of service, each participant shall be eligible to receive discretionary contributions on the first day of the month with or next following the date on which the participant meets the 1 year of service requirement.

■	ULC participants who are active employees of the Company on or after January 1, 2003, shall be fully vested in their Company matching contributions.

■	Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year shall be eligible to make catch-up contributions. No Company matching contributions shall be made with respect to catch-up contributions.

■	Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for 6 months following the receipt of the hardship withdrawal. Prior to January 1, 2003, participant contributions were suspended for 12 months following the receipt of a hardship withdrawal.

Quaker Chemical Corporation

Retirement Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2002

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790

Attachment to Form 5500, Schedule H, Part IV, Line i:

Identity of Issue	Investment Type	Current Value
Columbia Small Cap Fund, Inc.	Registered Investment Company	$812,637
*Vanguard 500 Index Fund	Registered Investment Company	7,705,796
*Vanguard Balanced Index Fund	Registered Investment Company	364,512
*Vanguard Extended Market Index Fund	Registered Investment Company	43,903
*Vanguard International Growth Fund	Registered Investment Company	284,611
*Vanguard Total Bond Market Index Fund	Registered Investment Company	3,405,827
*Vanguard U.S. Growth Fund	Registered Investment Company	730,199
*Vanguard Windsor II Fund	Registered Investment Company	490,974
*Vanguard Brokerage Option	Vanguard Brokerage Option	25,534
*Vanguard Retirement Savings Trust	Common/Collective Trust	3,999,761
*Quaker Chemical Corporation**	Common Stock Fund	2,033,859
*Quaker Chemical Corporation Retirement Savings Plan	Participant Loans (5.75%—10.50%)	358,685

Total assets (held at end of year)		$20,256,298

*	Party in Interest
**	A nonparticipant-directed investment, for which cost is $1,533,820

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan

June 30, 2003	By	/s/ STEPHEN D. HOLLAND
Vice President- Human Resources